As filed with the United States Securities and Exchange Commission on November 27, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

UNILEVER PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

David Schwartz

Unilever United States, Inc.

700 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 894-4000

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one deposited ordinary share of Unilever PLC	500,000,000 ADSs	$0.05	$25,000,000	$2,727.50

*	Each unit represents one American Depositary Share.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement on Form F-6 is being filed and the American Depositary Shares are being registered in order to accommodate the issuance of additional American Depositary Shares upon the deposit of ordinary shares of Unilever PLC.

 This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt, Paragraph (13) and (17)

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraph (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt, Paragraph (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraphs (22) and (23)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt, Paragraphs (19) and (20)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt, Paragraphs (3), (4), (7) and (10)

Item 2.	AVAILABLE INFORMATION	Face of Receipt, Paragraph (13)

Unilever PLC is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain information with the United States Securities and Exchange Commission (the “Commission”). These reports and documents can be retrieved from the Commission's website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Second Amended and Restated Deposit Agreement by and among Unilever PLC, Deutsche Bank Trust Company Americas as depositary (the “Depositary”), and all Holders and Beneficial Owner of American Depositary Shares issued thereunder. – Previously filed with the SEC on June 24, 2014 (Exhibit 99(A) of Form F-6, Unilever PLC, File No. 333-196985).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (a).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (b).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Not Applicable.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Shares 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Unilever PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 27, 2020.

Legal entity created by the Second Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Unilever PLC.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/S/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

By:	/S/ Michael Curran
Name: Michael Curran
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Unilever PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Edinburgh, UK, on November 27, 2020.

Unilever PLC

By:	/S/ Alan Jope
Name: Alan Jope
Title: Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints each of Ritva Sotomaa, Richard Hazell, Julian Thurston and David Schwartz, and each of them severally, his/her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his/her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his/her name and on his/her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 27, 2020.

SIGNATURES

Signature	Title

/s/ Nils Andersen	Director and Chairman
Nils Andersen
/s/ Alan Jope	Director and Chief Executive Officer
Alan Jope
/s/ Graeme Pitkethly	Director and Chief Financial Officer
Graeme Pitkethly
/s/ Lysanne Gray	Controller
Lysanne Gray
/s/ Youngme Moon	Vice-Chair and Senior Independent Director
Youngme Moon
/s/ Laura Cha	Director
Laura Cha
/s/ Vittorio Colao	Director
Vittorio Colao
/s/ Judith Hartmann	Director
Judith Hartmann
/s/ Andrea Jung	Director
Andrea Jung
/s/ Susan Kilsby	Director
Susan Kilsby
/s/ Strive Masiyiwa	Director
Strive Masiyiwa
/s/ John Rishton	Director
John Rishton
/s/ Feike Sijbesma	Director
Feike Sijbesma
/s/ David Schwartz	Authorized Representative in the United States
David Schwartz

INDEX TO EXHIBITS

Exhibit Number

(a)	Opinion of counsel to the Depositary

(b)	Certification under Rule 466